Vibe Records, Inc. Nevada
824 Old Country Road, P.O. Box  8
Westbury, New York, 11590

February 17, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:         Vibe Records, Inc. Nevada
Registration Statement on Form S-8
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Vibe Records, Inc. Nevada (the “Company”) hereby applies for the withdrawal of its original registration statement on Form S-8, File No. 333-153240, which was filed on August 28, 2008 (the “Registration Statement”).

Such withdrawal is requested as the Company did not receive one of their auditor’s consents prior to filing.  As a result, the Company determined that it should withdraw the Registration Statement.

No sales of any of the Company's securities have been completed pursuant to the Registration Statement.  Should you have any comments please contact the undersigned at 516-333-2400.

Very truly yours,

VIBE RECORDS, INC. NEVADA

By:	/s/ Timothy J. Olphie
Timothy J. Olphie
President and Chief Executive Officer